Mail Stop 4561
								March 17, 2008

By U.S. Mail

Mr. D. Ben Barry
Chairman, President and Chief Executive Officer
Gateway Financial Holdings, Inc.
1580 Laskin Road
Virginia Beach, VA 23451

Re:	Gateway Financial Holdings, Inc.
      2006 Form 10-K, 2006 Proxy, September 30, 2007 Form 10-Q
      Filed March 16, March 2, and November 9, 2007, respectively
      File No. 000-33223

Dear Mr. Barry:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Closing Comments

      Please contact Michael Clampitt, Attorney-Advisor, at (202)
551-3434 or me at (202) 551-3698 with any questions.


      Sincerely,



      Mark Webb
      Legal Branch Chief


Mr. D. Ben Barry
Gateway Financial Holdings, Inc.
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